August 17, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Withdrawal of Application Pursuant to Section 2(a)(9) of the Investment Company Act of 1940 - The Central Europe & Russia Fund, Inc. File No. 812-13800

Dear Sir/Madam:

On July 21, 2010, City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM” and collectively with CLIG, “City of London”) filed with the U.S. Securities and Exchange Commission’s Division of Investment Management (the “Commission ”) an application for a determination, pursuant to Section 2(a)(9) of the Investment Company Act of 1940 (the “ICA” or the “1940 Act”), that, on the basis of the facts and circumstances more particularly described therein, City of London does not control The Central Europe & Russia Fund, Inc. (“CEE”).

Effective immediately, City of London withdraws its application with respect to CEE, filed with the Commission on July 21, 2010, pursuant to Section 2(a)(9) of the 1940 Act, without prejudice to City of London’s rights to file a later application with the Commission for such relief.

The undersigned states that he has duly executed this letter for and on behalf of City of London Investment Group PLC and City of London Investment Management Company Limited.

/s/ Carlos Yuste
Carlos Yuste, Director
City of London Investment Management Limited
City of London Investment Group PLC